                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A
                              (AMENDMENT NO. 11)

                   Under the Securities Exchange Act of 1934


                          RHEOMETRIC SCIENTIFIC, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  762073 10 4
                                (CUSIP Number)


                         Richard J. Giacco, President
                               Axess Corporation
                            3828 Kennett Pike, #210
                             Greenville, DE 19087
                                (302) 778-5285
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 2, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No. 762073 10 4                              Page 2 of 6 Pages
-----------------------------                      -----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Axess Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            288,862 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             288,862 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      288,862 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
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----------------------------                          --------------------------
 CUSIP No. 762073 10 4                                 Page 3 of 6 Pages
----------------------------                          --------------------------

     Unless indicated as otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in Amendment 10 to the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in Amendment 10 to the original Schedule 13D, unless otherwise noted.

ITEM 1.  SECURITY AND ISSUER.


     This Amendment No. 11 ("Amendment No. 11") amends and supplements the Statement of Beneficial Ownership of Axess Corporation, a Delaware corporation ("Axess") dated September 16, 1991 (the "Original Statement"), and relates to the beneficial ownership by Axess of common stock, par value $.01 ("Issuer's Common Stock") of Rheometric Scientific, Inc., a Delaware corporation (formerly Rheometrics, Inc.) (the "Issuer"). Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 to the Original Statement were filed on or about November 1991, May 18, 1992, May 26, 1992, August 21, 1992, June 24, 1993, July 9, 1993, September 27,
1993, March 28, 1995, amended and restated on March 22, 2000, and amended on March 12, 2001 (as so amended, the "Schedule 13D"). The address of the principal executive offices of the Issuer of such securities is as follows:

     Rheometric Scientific, Inc.
     One Possumtown Road
     Piscataway, New Jersey 08854

     This Amendment No. 11 is being filed to disclose the sale of 7,172,395 shares of the Issuer's Common Stock, and 800 shares of Issuer's Series A Convertible Redeemable Preferred Stock, convertible into 800,000 shares of Issuer's Common Stock ("Issuer's Preferred Stock") by Axess.

ITEM 2.  IDENTITY AND BACKGROUND

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4.  PURPOSE OF TRANSACTION.

     The reduction and change of ownership by Axess in the Issuer's Common Stock is to enable the redemption, by Axess of Axess' common stock (Axess' Common Stock") and Series A Mandatory Redeemable Cumulative Preferred Stock ("Axess Preferred Stock"). All of the Issuer's Common Stock now owned by Axess is for the purpose of investment. Except as otherwise described in this Amendment No. 11, Axess does not presently have any plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;
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----------------------------                          --------------------------
 CUSIP No. 762073 10 4                                 Page 4 of 6 Pages
----------------------------                          --------------------------

     (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

     (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Section I. of Item 5 is hereby amended and restated as follows:

     I. (a) Axess owns 288,862 shares of the Issuer's Common Stock constituting 1.2% of the Issuers Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

           (b) The number of shares as to which Axess has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition is approximately as follows:

                (i)    Sole Voting Power:         288,862 shares

                (ii)   Shared Voting Power:       0 shares

                (iii)  Sole Dispositive Power:    288,862 shares

                (iv)   Shared Dispositive Power:  0 Shares

           (c) On July 2, 2001, pursuant to a Stock Redemption Agreement (the "State Farm Agreement"), dated July 2, 2001 by and between Axess and State Farm Mutual Automobile Insurance Company, a Illinois mutual insurance company ("State Farm"). Axess agreed to redeem 400,000 shares of Axess Preferred Stock and 1,000,000 shares of Axess Common Stock from State Farm. As partial consideration for the shares, Axess transferred to State Farm 6,422,933 shares of the Issuer's Common Stock and 800 shares of the Issuer's Preferred Stock held by Axess.

           On July 2, 2001, pursuant to a Stock Redemption Agreement, dated July 2, 2001 (the "Davis Agreement") by and between Axess and Robert E. Davis ("Mr. Davis"), Axess transferred 535,330 shares of the Issuer's Common Stock to Mr. Davis to redeem 469,565 shares of Axess Common Stock.
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----------------------------                          --------------------------
 CUSIP No. 762073 10 4                                 Page 5 of 6 Pages
----------------------------                          --------------------------

          On July 2, 2001, pursuant to a Stock Redemption Agreement, dated July 2, 2001 (the "Hendricks Agreement") by and between Axess and the Revocable Trust of R. Michael Hendricks (the "Trust"), Axess transferred 214,132 shares of the Issuer's Common Stock to the Trust to redeem 187,826 shares of Axess Common Stock.

          (d) Not Applicable.

          (e) On July 2, 2001, Axess ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

     Section II. of Item 5 is hereby amended and restated as follows:

     II. (a) R. Michael Hendricks beneficially owns 217,132 shares of the Issuer's Common Stock constituting .9% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

          (b) the number of shares as to which R. Michael Hendricks has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shares power to dispose or direct the disposition is approximately as follows:

              (i)      Sole Voting Power:           217,132 shares

              (ii)     Shared Voting Power:         0 shares

              (iii)    Sole Dispositive Power:      217,132 shares

              (iv)     Shared Dispositive Power:    0 Shares

          (c) On July 2, 2001, pursuant to the Hendricks Agreement, Axess transferred 214,132 shares of the Issuer's Common Stock to the Trust in consideration for 187,826 shares of Axess Common Stock.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by the addition of the following:

     5.   On July 2, 2001, pursuant to the Hendricks Agreement, Axess transferred 214,132 shares of the Issuer's Common Stock to the Trust to redeem 187,826 shares of Axess Common Stock.
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----------------------------                          --------------------------
 CUSIP No. 762073 10 4                                 Page 6 of 6 Pages
----------------------------                          --------------------------

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2001

                                        AXESS CORPORATION


                                        By: /s/ Richard J. Giacco
                                            -------------------------
                                            Richard J. Giacco
                                            President